Expense Limitation Agreement

December 13, 2022

Apollo Diversified Real Estate Fund

9 West 57th Street

New York, New York 10019

Dear Board Members:

You have engaged us to act as the investment adviser to the Apollo Diversified Real Estate Fund (the “Trust” or the “Fund”), pursuant to a Management Agreement dated as of May 2, 2022 (“Management Agreement”).

We agree to continue the Expense Limitation Agreement dated May 2, 2022 until at least May 31, 2024, subject to the consideration and approval of the Management Agreement at the Trust’s annual meeting. Pursuant to this extension of the Expense Limitation Agreement, we agree to waive management fees and/or reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) at the levels set forth in Appendix A attached hereto.

Additionally, the Expense Limitation Agreement shall continue in effect for successive twelve- month periods provided that such continuance is specifically approved at least annually by Apollo Real Estate Fund Adviser, LLC (the “Adviser”). Furthermore, the Expense Limitation Agreement may not be terminated by the Adviser, but may be terminated by the Board of Trustees of the Fund (the “Board”), on written notice to the Adviser. The Expense Limitation Agreement will automatically terminate with respect to the Fund if the Management Agreement for the Fund is terminated with such termination effective upon the effective date of the Management Agreement’s termination for the Fund (except that the Adviser shall maintain its right to repayment if the termination of Management Agreement is caused by a change in control of the Adviser or its parents). This Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Any waiver or reimbursement by us is subject to repayment by the Fund within three years in which the expenses were occurred (provided the Adviser continues to serve as investment adviser to the Fund), if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

Yours Very Truly,

Apollo Real Estate Fund Adviser, LLC

By:
Name: Ryan Del Giudice
Title: Authorized Signer
Date: December 13, 2022

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

APOLLO DIVERSIFIED REAL ESTATE FUND

By:
Name: Ryan Del Giudice
Title: Chief Compliance Officer
Date: December 13, 2022

Appendix A

Fund and Class	Percentage of Average Daily Net Assets
Apollo Diversified Real Estate Fund – Class A	1.91%
Apollo Diversified Real Estate Fund – Class C	2.66%
Apollo Diversified Real Estate Fund – Class I	1.66%
Apollo Diversified Real Estate Fund – Class M	2.41%
Apollo Diversified Real Estate Fund – Class L	2.16%